Exhibit 99.1

3SBio and Isotechnika Pharma Announce Strategic Partnership

to Develop and Commercialize Voclosporin in China

Shenyang, China – August 24, 2010 – 3SBio Inc. (“3SBio”) (NASDAQ: SSRX), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products and Isotechnika Pharma Inc. (“Isotechnika”) (TSX: ISA), a biopharmaceutical company focused on the discovery and development of immune modulating therapeutics, today announced the signing of a development and commercialization agreement for voclosporin, a next generation calcineurin inhibitor being developed for use in the prevention of organ rejection following transplantation and the treatment of autoimmune diseases.

Under the terms of the agreement, Isotechnika will grant 3SBio exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong and Taiwan, excluding ophthalmic indications and medical devices which were previously licensed to Lux Biosciences, Inc. and Atrium Medical Corporation, respectively. 3SBio will be responsible for the clinical development, registration and commercialization of voclosporin in China. Isotechnika will provide, under separate agreement, commercial supply to 3SBio on a cost-plus basis. Isotechnika will receive an upfront non-refundable licensing payment of US$1.5 million. Isotechnika will also receive ongoing royalties based on sales of voclosporin by 3SBio.

3SBio will invest the US$4.5 million in Isotechnika through a three-year convertible debenture which will pay interest of 7% payable semi-annually. Isotechnika has the option to pay interest in cash or to issue new shares at the prevailing price when the interest is payable. 3SBio has the right to convert the debenture at any time into common equity of Isotechnika at a conversion price of C$0.155 per share. At maturity, any remaining balance will be paid by the issuance of common shares at a price of C$0.155 per share. 3SBio will also nominate one member to Isotechnika’s Board of Directors.

“This agreement represents an important milestone for the continued development of voclosporin in transplantation indication worldwide after Isotechnika regained global rights of this product in 2008,” commented Dr. Robert Foster, the President and CEO of Isotechnika. He continued, “3SBio’s commercial expertise and leading franchise in nephrology in China make the company an ideal partner for the region and provides further validation of voclosporin’s market potential. We continue to seek strategic partnerships in other regions.”

“Along with Isotechnika, we are committed to bringing this innovative medicine to China’s approximately 100,000 transplant recipients, a population which is growing by about 10,000 new patients per year,” said Dr Jing Lou, Chief Executive Officer of 3SBio. He continued, “This partnership reinforces our goal of establishing 3SBio as the partner of choice in China for biotechnology companies around the world. We look forward to working with our partners at Isotechnika to prepare and file a dossier for SFDA regulatory approval to begin a phase III trial for voclosporin in China.”

In April 2009, voclosporin completed a phase IIb North American trial for the prevention of kidney rejection following transplantation. “New Onset Diabetes After Transplant (“NODAT”) is common and has become a major concern in transplantation of all organs. In kidney transplantation, it is shown to be associated with inferior long term graft and patient survival while increasing the cost of patient management. Voclosporin has not only demonstrated equal efficacy with improvements in safety, but is easy to use for clinicians which is a major benefit.” stated Suphamai (Michael) Bunnapradist, MD, MS, FACP, FASN, Associate Professor of Medicine, UCLA Medical Center. Further details about the phase IIb trial results are available at http://www.newswire.ca/en/releases/archive/April2009/21/c3401.html

“A reduced burden of NODAT in patients on voclosporin at the proposed therapeutic dose was shown in the Phase 2b kidney transplant trial and would represent a significant benefit to patients,” added Dr. Foster. “Published literature shows that mean graft survival of 11 years decreases to 8 years with NODAT.”

“The worldwide calcineurin inhibitor market in 2009 was at least $3 billion with sales being generated by only two commercially available drugs, cyclosporine and tacrolimus,” commented Dr. Foster. “Kidney transplantation represents approximately 60% of all solid organ transplants of which 93% require calcineurin inhibitors as part of their immunosuppressive regimen.”

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business factors and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: the ability of 3SBio to initiate and successfully complete the clinical development, registration and commercialization of voclosporin in China; the risk that 3SBio may not be able to commercially offer voclosporin in China in a timely manner or at all for whatever reason, including possible failure to obtain SFDA approval; the risk that 3SBio’s investment in Isotechnika and its development and commercialization agreement with Isotechnika will not result in the returns anticipated by 3SBio; uncertainty as to hospital or patient demand for 3SBio’s products; uncertainties regarding 3SBio’s ability to successfully compete in the nephrology market in China; uncertainties regarding 3SBio’s ability to obtain favorable insurance coverage and pricing for voclosporin, if approved by the SFDA; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the P.R.C. government and changes in the healthcare insurance sector in the P.R.C.; fluctuations in general economic and business conditions in China; and other risks outlined in 3SBio’s filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update this forward-looking information, except as required under applicable law.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 500 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

About Isotechnika Pharma Inc.

Isotechnika Pharma Inc. is a biopharmaceutical company focused on the discovery and development of immunomodulating therapeutics that are designed to offer advantages over other currently available treatments.

Voclosporin, Isotechnika Pharma’s lead drug candidate, is a next generation calcineurin inhibitor. It has completed a Phase 2b study for the prevention of kidney rejection following transplantation and a Phase 3 European/Canadian trial for the treatment of moderate to severe psoriasis. Isotechnika Pharma continues to explore additional licensing opportunities for other key markets including Europe, North America and the other regions of Asia not currently licensed.

Our partner, Lux Biosciences, filed dossiers for approval of voclosporin in the U.S. and in Europe for the treatment of non-infectious uveitis. Currently Lux is awaiting the decision from Europe and is preparing to commence an additional Phase 3 pivotal trial for US approval purposes.

Isotechnika Pharma Inc. is a publicly traded company on the Toronto Stock Exchange under the symbol “ISA”. More information on Isotechnika Pharma can be found at www.isotechnika.com or www.SEDAR.com.

Isotechnika Pharma will hold its Annual General & Special Meeting on September 9, 2010 at 2pm MST at the Delta Edmonton South.

Investor Contacts

Bo Tan

Chief Financial Officer

3SBio Inc.

Tel: + 86 24 2581-1820

ir@3SBio.com

Tom Folinsbee

Director of Investor Relations

3SBio Inc.

Tel: + 852 8191-6991

ir@3SBio.com